SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Minerva Neurosciences, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

603380106

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 603380106	13G/A	Page 2 of 15

1	NAME OF REPORTING PERSONS Highland Long/Short Healthcare Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 941,578**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 941,578**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 941,578**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4%**
12	TYPE OF REPORTING PERSON* IV, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 603380106	13G/A	Page 3 of 15

1	NAME OF REPORTING PERSONS Highland Global Allocation Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 363,906**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 363,906**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,906**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.9%**
12	TYPE OF REPORTING PERSON* IV, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 603380106	13G/A	Page 4 of 15

1	NAME OF REPORTING PERSONS Highland Premier Growth Equity Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 740,423**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 740,423**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 740,423**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%**
12	TYPE OF REPORTING PERSON* IV, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 603380106	13G/A	Page 5 of 15

1	NAME OF REPORTING PERSONS Highland Capital Management Fund Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,045,907**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,045,907**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,045,907**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 603380106	13G/A	Page 6 of 15

1	NAME OF REPORTING PERSONS Strand Advisors XVI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,045,907**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,045,907**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,045,907**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%**
12	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 603380106	13G/A	Page 7 of 15

1	NAME OF REPORTING PERSONS Highland Capital Healthcare Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 53,847**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 53,847**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,847**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 603380106	13G/A	Page 8 of 15

1	NAME OF REPORTING PERSONS Highland Capital Healthcare Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 53,847**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 53,847**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,847**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%**
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 603380106	13G/A	Page 9 of 15

1	NAME OF REPORTING PERSONS Highland Capital Management Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 53,847**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 53,847**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,847**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%**
12	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 603380106	13G/A	Page 10 of 15

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,160,544**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,160,544**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,160,544**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

SCHEDULE 13G/A

This Amendment No. 2 to Schedule 13G (this “Amendment”) is being filed on behalf of Highland Long/Short Healthcare Fund, a series of Highland Funds I, a Delaware statutory trust (the “Long/Short Fund”), Highland Global Allocation Fund, a series of Highland Funds II, a Massachusetts business trust (the “Global Fund”), Highland Premier Growth Equity Fund, a series of Highland Funds II, a Massachusetts business trust (the “Premier Growth Fund” and collectively with the Long/Short Fund and the Global Fund, the “Highland Funds”), Highland Capital Management Fund Advisors, L.P., a Delaware limited partnership (“Highland Fund Advisors”), Strand Advisors XVI, Inc., a Delaware corporation (“Strand XVI”), Highland Capital Healthcare Advisors, L.P., a Delaware limited partnership (“Healthcare Advisors”), Highland Capital Healthcare Advisors GP, LLC, a Delaware limited liability company (“Healthcare Advisors GP”), Highland Capital Management Services, Inc., a Delaware corporation (“Highland Services”), and James D. Dondero (collectively, the “Reporting Persons”). This Amendment modifies the original Schedule 13G filed with the Securities and Exchange Commission on February 11, 2016, as subsequently amended on February 10, 2017 (together, the “Original 13G”) by the Reporting Persons.

Brad Ross is the President of Strand XVI and James D. Dondero is the President of Highland Services. Strand XVI is the general partner of Highland Fund Advisors. Highland Fund Advisors is the investment advisor to the Highland Funds. Highland Services is the sole owner of Healthcare Advisors GP. Healthcare Advisors GP is the general partner of Healthcare Advisors. Healthcare Advisors is the investment advisor to Sterling Capital Long/Short Healthcare (“Sterling Healthcare” and together with the Highland Funds, the “Funds”). This Amendment relates to the Common Stock, Par Value $0.0001 Per Share (the “Common Stock”), of Minerva Neurosciences, Inc., a Delaware corporation (the “Issuer”), held by (i) the Funds and (ii) Highland Capital Management, L.P., a Delaware limited partnership ultimately controlled by James D. Dondero.

Item 4	Ownership.

Item 4 of the Original 13G is hereby amended and restated to read as follows.

(a)	The Long/Short Fund may be deemed the beneficial owner of 941,578 shares of Common Stock that it holds directly. The Global Fund may be deemed the beneficial owner of 363,906 shares of Common Stock that it holds directly. The Premier Growth Fund may be deemed the beneficial owner of 740,423 shares of Common Stock that it holds directly. Highland Fund Advisors, as the investment advisor to the Highland Funds, and Strand XVI, as the general partner of Highland Fund Advisors, may be deemed the beneficial owners of the 2,045,907 shares of Common Stock held by the Highland Funds.

Healthcare Advisors, as the investment advisor to Sterling Healthcare, Healthcare Advisors GP, as the general partner of Healthcare Advisors, and Highland Services, as the sole owner of Healthcare Advisors GP, may be deemed the beneficial owners of the 53,847 shares of Common Stock held by Sterling Healthcare.

Mr. Dondero may be deemed the beneficial owner of the 2,160,544 shares of Common Stock held by (i) the Funds and (ii) Highland Capital. This amount consists of (i) 2,099,754 shares of Common Stock held by the Funds and (ii) 60,790 shares of Common Stock receivable by Highland Capital upon exercise of presently held warrants.

(b)	The Long/Short Fund may be deemed the beneficial owner of 2.4% of the outstanding shares of Common Stock that it holds directly. This percentage was determined by dividing 941,578, the number of shares of Common Stock held directly by the Long/Short Fund, by 38,700,693, which is the number of shares of Common Stock outstanding as of October 31, 2017 according to the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 6, 2017.

The Global Fund may be deemed the beneficial owner of 0.9% of the outstanding shares of Common Stock that it holds directly. This percentage was determined by dividing 363,906, the number of shares of Common Stock held directly by the Global Fund, by 38,700,693, which is the number of shares of Common Stock outstanding as of October 31, 2017 according to the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 6, 2017.

The Premier Growth Fund may be deemed the beneficial owner of 1.9% of the outstanding shares of Common Stock that it holds directly. This percentage was determined by dividing 740,423, the number of shares of Common Stock held directly by the Premier Growth Fund, by 38,700,693, which is the number of shares of Common Stock outstanding as of October 31, 2017 according to the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 6, 2017.

Highland Fund Advisors and Strand XVI may be deemed the beneficial owners of 5.3% of the outstanding shares of Common Stock held by the Highland Funds. This percentage was determined by dividing 2,045,907, the number of shares of Common Stock held directly by the Highland Funds, by 38,700,693, which is the number of shares of Common Stock outstanding as of October 31, 2017 according to the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 6, 2017.

Healthcare Advisors, Healthcare Advisors GP and Highland Services may be deemed the beneficial owners of 0.1% of the outstanding shares of Common Stock held by the Healthcare Funds. This percentage was determined by dividing 53,847, the number of shares of Common Stock held directly by the Healthcare Funds, by 38,700,693, which is the number of shares of Common Stock outstanding as of October 31, 2017 according to the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 6, 2017.

Mr. Dondero may be deemed the beneficial owner of 5.6% of the outstanding Common Stock. This percentage was determined by dividing 2,160,544, the number of shares of Common Stock held directly by (i) the Funds and (ii) Highland Capital, by 38,700,693, which is the number of shares of Common Stock outstanding as of October 31, 2017 according to the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 6, 2017.

(c)	The Long/Short Fund has the sole power to vote and dispose of the 941,578 shares of Common Stock that it holds directly. The Global Fund has the sole power to vote and dispose of the 363,906 shares of Common Stock that it holds directly. The Premier Growth Fund has the sole power to vote and dispose of the 740,423 shares of Common Stock that it holds directly. Highland Fund Advisors and Strand XVI have the shared power to vote and dispose of the 2,045,907 shares of Common Stock held by the Highland Funds.

Healthcare Advisors, Healthcare Advisors GP and Highland Services have the shared power to vote and dispose of the 53,847 shares of Common Stock held by the Healthcare Funds.

Mr. Dondero has the the shared power to vote and dispose of the 2,160,544 shares of Common Stock held by (i) the Funds and (ii) Highland Capital.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

HIGHLAND FUNDS I, on behalf of its series Highland Long/Short Healthcare Fund

	By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Secretary

HIGHLAND FUNDS II, on behalf of its series Highland Global Allocation Fund

	By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Secretary

HIGHLAND FUNDS II, on behalf of its series Highland Premier Growth Equity Fund

	By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Secretary

HIGHLAND CAPITAL MANAGEMENT FUND ADVISORS, L.P.

By:	Strand Advisors XVI, Inc., its general partner

	By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Secretary

STRAND ADVISORS XVI, INC.

	By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Secretary

HIGHLAND CAPITAL HEALTHCARE ADVISORS, L.P.

By: Highland Capital Healthcare Advisors GP, LLC, its general partner

By: Highland Capital Management Services, Inc., its sole member

	By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

HIGHLAND CAPITAL HEALTHCARE ADVISORS GP, LLC

By: Highland Capital Management Services, Inc., its sole member

	By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

HIGHLAND CAPITAL MANAGEMENT SERVICES, INC.

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

/s/ James D. Dondero
James D. Dondero